Exhibit 2.2

                         PROMISSORY NOTE
                         ---------------

$7,402,470.23                                   November 14, 2002


      FOR VALUE RECEIVED, ENNIS BUSINESS FORMS, INC., a Texas corporation ("Maker"), promises to pay to KIMBERLY K. BROWN ("Holder") on January 3, 2003, the principal sum of Seven Million Four Hundred Two Thousand Four Hundred Seventy and 23/100 Dollars ($7,402,470.23), together with interest from the date hereof until paid at the rate of 3.75% per annum. Payment shall be made by check to Holder in lawful money of the United States of America. In no event shall the interest charged hereunder exceed the maximum rate of interest allowed from time to time by applicable law. Maker shall not have the right to prepay all or any portion of this Promissory Note.

     If this Promissory Note is not paid at maturity, Maker shall be liable for the costs of collection, including reasonable attorney's fees.

      This Promissory Note is not negotiable or transferable, and payment of this Promissory Note is subject to the terms and provisions of the Stock Purchase Agreement, dated November 13, 2002, and effective as of November 14, 2002, among James W. Amyx and Kimberly K. Brown and Ennis Business Forms, Inc.

     IN WITNESS WHEREOF, Maker has caused this Promissory Note to be issued as of the date first written above.


                              ENNIS BUSINESS FORMS, INC.,
                              a Texas corporation



                              By:/s/Keith S. Walters
                                 -------------------------------
                                   Keith S. Walters
                                   Chairman, President and CEO


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